UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 2, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

American Railcar Industries, Inc.

File No. 000-51728- CF#26735

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American Railcar Industries, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from Exhibit 10.65 to a Form 10-Q filed on May 3, 2011.

Based on representations by American Railcar Industries, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.65   through April 16, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Loan Lauren P. Nguyen
Special Counsel